September 4, 2024

Benjamin W. Jaenicke
Chief Financial Officer
CBL & Associates Properties, Inc..
2030 Hamilton Place Blvd.
Suite 500
Chattanooga, TN 37421

       Re: CBL & Associates Properties, Inc..
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-12494
Dear Benjamin W. Jaenicke:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 29, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Leasing , page 50

1.     We note your disclosure on page 51 of average annual base rents per square foot
       (inclusive of the impact of any rent concessions) for the two prior fiscal years, and also your disclosure explaining the results from new and renewal leasing, which is disclosed in terms of gross rent per square foot. In future Exchange Act periodic reports, please also add disclosure regarding your new and renewal leasing in terms of base rent per square foot, inclusive of the impact of rent concessions, or advise. Additionally, in future
       Exchange Act periodic reports, please revise to add narrative or footnote disclosure describing the rent concessions and any material changes in amount or type.
Item 9A. Controls and Procedures
Conclusion Regarding Effectiveness of Disclosure Controls and Procedures, page
63

2. Please amend your filing to disclose management's conclusion regarding the effectiveness
 September 4, 2024
Page 2

       of the Company's disclosure controls and procedures. Refer to Item 307 of Regulation S-
       K.
Note 7. Unconsolidated Affiliates, page 87

3. Please disclose the name of, and your percentage ownership in, the common stock of each unconsolidated entity in accordance with ASC 323-10-50-3. To the extent that you have an investment in excess of 50% of the common stock of the entity, describe the rights of the joint venture partner that preclude you from consolidating the entity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction